Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 10 DATED OCTOBER 28, 2011
TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, as supplemented by Supplement No. 9 dated October 11, 2011, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 10 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 10 is to disclose:

•	the status of our public offering; and

•	an update to the composition of our board of directors and audit committee.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of October 26, 2011, we had accepted investors' subscriptions for and issued 2,603,822 shares of our common stock in our public offering, including 46,332 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $25,895,097. As of October 26, 2011, we had raised approximately $31,739,421 in gross offering proceeds in both our private and public offerings. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum offering amount has been sold.

Update to the Composition of Our Board of Directors and Audit Committee

On October 23, 2011, Jeffrey J. Brown notified our board of directors of his resignation from his position as a member of our board of directors and as a member of our audit committee, effective immediately. Mr. Brown served as the audit committee chairman and had been designated as the audit committee's financial expert.
On October 24, 2011, the remaining members of our board of directors elected Ella Shaw Neyland to serve as an independent director on our board of directors to fill the vacancy created by the resignation of Mr. Brown. Ms. Neyland will serve until our next annual meeting of stockholders and until her successor is elected and duly qualified. Our board of directors also appointed Ms. Neyland to serve as a member of the audit committee in order to fill the vacancy on the audit committee created by Mr. Brown's resignation. Ms. Neyland was appointed as the chairperson of the audit committee and designated as the audit committee's financial expert. Pursuant to our Independent Directors' Compensation Plan, we granted 5,000 shares of restricted common stock to Ms. Neyland in connection with her initial election to the board of directors. The shares of restricted common stock vest in four equal annual installments beginning on the date of grant and ending on the third anniversary of the date of grant; provided, however, that the shares of restricted stock will become fully vested on the earlier to occur of (1) the termination of Ms. Neyland's service as a director due to her death or disability, or (2) a change in control of the company.

Ella Shaw Neyland, age 57, is a Founder and the Chief Financial Officer for Thin Centers MD, or TCMD, which provides medically supervised weight loss programs. Prior to founding TCMD in June 2010, Ms. Neyland was a Founder of Santa Barbara Medical Innovations, LLC, a privately owned company that owns and leases low-level lasers to medical groups, and served as its Chief Financial Officer from June 2009 to February 2011. From October 2004 to December 2008, Ms. Neyland was a financial advisor and an owner of Montecito Medical Investment Company, a private real estate acquisition and development company headquartered in Santa Barbara, California. While with Montecito Medical Investment Company, Ms. Neyland advised the company in the acquisition of 43 medical properties with over two million square feet of space in 13 states and advised the affiliate company, Montecito Property Company, in the acquisition of 8,300 apartments in 29 communities. From April 2001 to September 2004, Ms. Neyland served as the Executive Vice President, Treasurer and Investor Relations Officer of United Dominion Realty Trust, Inc., where she was responsible for capital market transactions, banking relationships and presentations to investors and Wall Street analysts. Ms. Neyland also served as a voting member of the Investment Committee of United Dominion Realty Trust, Inc. that approved the repositioning of over $3 billion of investments. Prior to working at United Dominion Realty Trust, Inc., Ms. Neyland served as the Chief Financial Officer at Sunrise Housing, LTD, a privately owned apartment development company, from November 1999 to March 2001. Ms. Neyland also served as Executive Director of CIBC World Markets, which provides investment, research and corporate banking products, from November 1997 to October 1999. From July 1990 to October 1997, Ms. Neyland served as the Senior Vice President of Finance and the Vice President of Troubled Debt Restructures/Finance for the Lincoln Property Company, a commercial real estate development and management company. From November 1989 to July 1990, Ms. Neyland was the Vice President/Portfolio Manager at Bonnet Resources Corporation, a subsidiary of BancOne. Prior to her employment at Bonnet Resources Corporation, Ms. Neyland served on the board of directors and as the Senior Vice President/Director of Commercial Real Estate Lending at Commerce Savings Association, a subsidiary of the publicly held American Century Corporation, from May 1983 to March 1989. Ms. Neyland received a Bachelor of Science in Finance from Trinity University in San Antonio, Texas.